



EASTMAIN

NEWS RELEASE

Eastmain and Goldcorp sign Confidentiality Agreement for Clearwater Project

Trading Symbol: ER – The Toronto Stock Exchange **May 11, 2007**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that Goldcorp Inc., through its wholly owned subsidiary Les Mines Opinaca Ltée, has signed a confidentiality agreement for the purposes of data sharing and providing technical support in the preliminary economic evaluation of the Clearwater Project. Goldcorp's involvement will provide both the practical and methodological expertise needed to assess the future potential of the Eau Claire gold deposit.

According to Dr. Donald J. Robinson, Eastmain's President and CEO, "Eastmain shall benefit from Goldcorp's technical support and input in the next stages of exploration at Clearwater. Our 2007 program will include geotechnical and metallurgical studies to evaluate the economic potential of Eau Claire and any possible synergies with the Éléonore Project held by our strategic alliance partner."

Situated near the EM-1 power facility recently commissioned by Hydro Québec, Eau Claire is a high-grade gold deposit with multiple surface veins averaging 0.70 ounces per ton in the area of a proposed bulk sample. Eastmain expects to begin definition in-fill drilling in the upper portion of the deposit this summer. The program will include metallurgical testing of the gold-bearing system as an adjunct to the future bulk sample and continued economic assessment of the deposit. The deposit is located approximately two kilometres from Hydro's road network.

Eastmain holds 100% interest in the Clearwater Project, which hosts Eau Claire. Goldcorp owns 100% interest in the Éléonore Project, which hosts the Roberto Deposit, through its wholly owned subsidiary Les Mines Opinaca Ltée. Both projects are located in the Eastmain/Opinaca territory of James Bay, Québec, a relatively unexplored region with the potential to become a major gold district. Eastmain's primary focus is gold exploration within this emerging mining district.

Eastmain and Goldcorp formed a strategic alliance in 2003 for the purposes of minimizing exploration risk to shareholders in the quest for new gold mining opportunities. The alliance was renewed for an additional 5-year term in 2006. Goldcorp currently owns approximately 9.66% of Eastmain's issued and outstanding shares.

Goldcorp is one of the world's lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits, both located in James Bay, Québec. The Company has budgeted $3.5 million for gold and base metal exploration in Québec and Ontario for 2007.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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